Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

February 10, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:                                         John Reynolds

Hillary Daniels

RE:                           Invitae Corporation

Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-201433)

Dear Mr. Reynolds:

On behalf of Invitae Corporation (the “Registrant”), we hereby file the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). As a result of filing an amended and restated certificate of incorporation with the Secretary of State for the State of Delaware on February 9, 2015, to effect a 1-for-6 reverse stock split, the Registrant is filing Amendment No. 2 to reflect that (i) the reverse stock split was effected on February 9, 2015, (ii) to file the unlegended audit opinion of Ernst & Young LLP, (iii) to update Part II—Item 15 and (iv) to file certain exhibits as indicated in Part II of Amendment No. 2. No other provisions of the Registration Statement are amended by Amendment No. 2 except (i) as described above and (ii) certain other minor corrections and clarifications in Part I.

In addition, we are concurrently sending to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) three marked copies of Amendment No. 2 as filed with the Commission marked against Amendment No. 1 to the Registration Statement as filed with the Commission on February 2, 2015.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.

The Registrant acknowledges the following:

www.pillsburylaw.com

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (650) 233-4670.  You may also direct any comments via electronic mail to the attention of Lee Bendekgey (lee.bendekgey@invitae.com) and to the undersigned (gabriella.lombardi@pillsburylaw.com).

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:                                Randal W. Scott, Ph.D., Chief Executive Officer

Lee Bendekgey, Chief Financial Officer and General Counsel

Mike Hird

Patty M. DeGaetano